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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

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                          CHIEFTAIN INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

             HUNT OIL CANADIAN ACQUISITION III CORPORATION (OFFEROR)
                        HUNT OIL COMPANY (OFFEROR PARENT)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                           COMMON SHARES, NO PAR VALUE
                          (INCLUDING ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                   16867C 10 1
                      (CUSIP Number of Class of Securities)

                           DENNIS J. GRINDINGER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                HUNT OIL COMPANY
                         1445 ROSS AT FIELD, 19TH FLOOR
                               DALLAS, TEXAS 75202
                            TELEPHONE: (214) 978-8540

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

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                                   Copies to:


         A. WINSTON OXLEY
        P. GREGORY HIDALGO
      VINSON & ELKINS L.L.P.                       D. SHAWN MCREYNOLDS
         2001 ROSS AVENUE                  DAVIES WARD PHILLIPS & VINEBERG LLP
            SUITE 3700                           1 FIRST CANADIAN PLACE
        DALLAS, TEXAS 75201                        TORONTO, ON M5X 1B1
     TELECOPY: (214) 999-7891                   TELECOPY: (416) 863-0871

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[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transaction to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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         This Amendment No. 2 to Tender Offer Statement on Schedule TO/A (this
"Schedule TO") is filed by Hunt Oil Company, a Delaware corporation ("HOC"), and Hunt Oil Canadian Acquisition III Corporation., a corporation incorporated under and governed by the laws of the Province of Alberta, Canada ("Offeror") and a wholly-owned subsidiary of HOC . This Schedule TO amends and supplements the Tender Offer Statement on Schedule TO previously filed by Offeror and HOC on June 28, 2001, as amended and supplemented on July 13, 2001, that relates to the offer by the Offeror to purchase all of the outstanding Common Shares of Chieftain International, Inc., together with the associated rights to purchase Common Shares of Chieftain issued pursuant to Chieftain's shareholder rights plan, including Common Shares, together with associated rights, that may become outstanding on the exercise of options to acquire Common Shares or the conversion of outstanding shares of $1.8125 Convertible Redeemable Preferred Stock of Chieftain International Funding Corp., an indirect subsidiary of Chieftain, which preferred shares are convertible into Common Shares on the basis of 1.25 Common Shares for each preferred share, at a purchase price of U.S.$29.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

         Item 8 (Interest in Securities of the Subject Company) and Item 11 (Additional Information) are hereby amended and supplemented by the following:

         On August 3, 2001, HOC and the Offeror announced the acceptance for payment of all the outstanding Common Shares that have been validly tendered and not withdrawn as of the Expiration Date. As of the Expiration Date, based on information provided by CIBC Mellon Trust Company, the Depositary for the Offer, Chieftain shareholders had validly tendered and not withdrawn 19,025,501 Common Shares, which represent approximately 98 percent of the outstanding Common Shares. Payment for Common Shares tendered is expected to be made promptly through CIBC Mellon Trust Company following the receipt of certificates for Common Shares (or confirmation of book-entry transfer) and other required documents.

         The full text of HOC and the Offeror's press release, dated August 3, 2001, relating to the acceptance of tendered Common Shares, is filed as Exhibit
(a)(10) hereto and incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(10) Text of press release issued by HOC and the Offeror, dated August 3, 2001.




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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          HUNT OIL COMPANY



                          By:    /s/ Ray L. Hunt
                                 -----------------------------------------------
                          Name:  Ray L. Hunt
                          Title: Chairman, Chief Executive Officer and President

                          HUNT OIL CANADIAN ACQUISITION III CORPORATION



                          By:    /s/ Ray L. Hunt
                                 -----------------------------------------------
                          Name:  Ray L. Hunt
                          Title: Chairman and Chief Executive Officer


Dated: August 6, 2001



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                                  EXHIBIT INDEX

Exhibit Number    Description
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
(a)(10)           Text of press release issued by HOC and the Offeror, dated
                  August 3, 2001.